Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842
(617) 750-0001

August 9, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Heather Clark Melissa Raminpour

Re:	Planet Fitness, Inc. Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Quarter Ended March 31, 2019
File No. 001-37534
Ladies and Gentlemen:
On behalf of Planet Fitness, Inc. (the “Company”), please find below the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 15, 2019 (the “Comment Letter”) and pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.
The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.
General

1.
We note your disclosure of system-wide sales throughout the 10-K.  Since system-wide sales include sales by franchisees that are not your revenues and you did not generate such revenues, please provide disclosure that adequately defines system wide sales and clearly states this is an operating measure not in accordance with GAAP and these sales are not included in your financial statements.  Your presentation should be balanced with relevant GAAP information.  Form 10-Qs and 8-K earnings releases, as applicable, should be similarly revised.

Response to Comment 1:
In response to the Staff’s comment, in future filings that include system-wide sales, the Company will update disclosure to include substantially the following information:
System-wide sales is an operating measure that includes sales by franchisees that are not revenue realized by the Company in accordance with GAAP, as well as sales

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

by the Company’s corporate-owned stores. While the Company does not record sales by franchisees as revenue, and such sales are not included in the Company’s consolidated financial statements, the Company believes that this operating measure aids in understanding how the Company derives its royalty revenue and is important in evaluating its performance.

2.
We note that according to the IHRSA, there are 60.9 million gym members across the U.S.  We further note that that the IHRSA states there are over 38,500 clubs across the U.S., of which, Planet Fitness has 1,742 or 4.5%.  Please explain why your membership represents 12.5 million members, or 20.5% of total gym memberships in the U.S. when your clubs represent only 4.5% of total clubs.  Please include your definition of “member” in your response.  Additionally, we note in your disclosure on page 13 regarding your media partnerships, where you indicate that sponsoring Dick Clark’s Rockin’ Eve with Ryan Seacrest “has allowed [you] to showcase the Planet Fitness brand and [y]our judgement-free philosophy to over a billion TV viewers annually.”  In this regard, the viewership for this program appears to reach anywhere from 5 to 9 million people according to our research.  Please substantiate this claim and revise your disclosure as necessary.

Response to Comment 2:
In response to the Staff’s comment, the Company confirms the referenced Planet Fitness member and club statistics as of December 31, 2018. The Company defines “member” as persons who have memberships at franchisee-owned and corporate-owned stores that have not been terminated, canceled or expired. The Company also confirms the number of members and clubs disclosed as reported by IHRSA are consistent with IHRSA’s 2018 Global Report, that it appears from such report that Planet Fitness’ metrics are included within IHRSA’s data, and that the Company believes IHRSA is a reliable source. Taking the Company membership and club statistics together with the industry data published by IHRSA, the Company agrees with the Staff’s assessment that Planet Fitness clubs have a higher ratio of total members to total clubs than the average derived from the IHRSA data, resulting in the percentage of Planet Fitness members over total U.S. gym members being greater than the percentage of total Planet Fitness clubs over total U.S. clubs. For example, the 2018 Global Report identifies 38,477 total clubs in the United States with a total membership of 60,866,000, for an average per-club membership of 1,582 in 2017. The Company, on the other hand, had a per-club membership average of approximately 6,983 as of December 31, 2017, which is higher than the industry average.
With respect to the Company’s cornerstone New Year’s Eve sponsorship event in New York City, please note that the Company’s brand exposure is not limited to the specific TV program referenced in the Staff’s comment. In addition to the Company’s sponsorship of “Dick Clark’s Rockin’ Eve with Ryan Seacrest”, the Company is the sole presenting sponsor of the Times Square New Year’s Eve celebration through the Times Square Alliance, allowing the brand to be featured prominently in every TV broadcast covering Times Square during the celebration. For the 2018 New Year’s Eve celebration, for example, the Company provided festive Planet Fitness branded purple and yellow New Year’s Eve hats broadly to

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

people in Times Square, branded the main stage and secondary stage, utilized several billboards and other signs, distributed branded purple and yellow balloons, executed a purple and yellow confetti drop, and included multiple on-air brand integrations, among other things. Based on third-party viewership data provided to the Company by the Times Square Alliance, worldwide viewership is over one billion, which serves as support for the statement in the Company’s filings. The Times Square Alliance relies on the following sources for its data: NYPD, Cision, Ernst & Young, YP&B Yankelovich & Partners, Google Analytics, AP, Nielsen Household Ratings, and Splash PR.

3.
Please revise to provide a substantial discussion of how management uses Royalty Adjusted Four-Wall EBITDA and how such measure is useful to investors.  Refer to item 10(e)(1)(i)(C) and (D) of Regulation S-K.  Your Form 10-Qs and 8-K earnings releases should be similarly revised.

Response to Comment 3:
In response to the Staff’s comment, in future filings that include Four-Wall EBITDA or Royalty Adjusted Four-Wall EBITDA, the Company will include substantially the following disclosure:
Four-wall EBITDA is an assessment of our average corporate-owned store-level profitability for stores included in the same-store-sales base, which includes local and national advertising expense and adjusts for certain administrative and other items that we do not consider in our evaluation of individual store-level performance. Royalty adjusted four-wall EBITDA then applies the current royalty rate. Accordingly, we believe that Royalty adjusted four-wall EBITDA is comparable to a franchise store under our current franchise agreement and is useful to investors to assess the operating performance of an average store in our system. Management also uses such metrics in assessing store-level operating performance over time.

4.
You disclose that you recognize revenue from equipment sales to franchisees on a gross basis.  In this regard, please provide us with a comprehensive analysis regarding how you concluded you were the principal in the arrangements.  Specifically address how you considered the definition of control and how you are directing any third party equipment providers.  Please refer to ASC 606-10-55-36 through 40.  In your response, please tell us the nature of decisions franchisees can make in terms of selecting equipment, layouts, and placement and contrast that to the decisions made by the company.

Response to Comment 4:
ASC 606-10-55-36 provides guidance in determining whether an entity is a principal or an agent with respect to the satisfaction of a performance obligation. An entity is the principal if it controls the goods or services before they are transferred to the customer and if it controls the good or service prior to transferring control to the customer qualifies to recognize revenue on a gross basis. The definition of control is the power to direct the use of and the ability to

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

obtain substantially all of the benefits from the good or service. With respect to sales to franchisee stores in the United States, the Company controls the equipment and is therefore the principal in the equipment sales arrangements based on the following:

•	Franchisee store layouts, including quantity and makeup of equipment, must be approved by the Company prior to the franchisee being approved to purchase the equipment for the store.

•	All equipment vendors utilized for equipment sales are approved by the Company.

•
When the franchisees place an equipment order for a US based club, they place the order with the Company. The Company then places an order with the third party vendors. The vendors work under direction of the Company, they maintain an inventory of the Planet Fitness branded and approved equipment based upon forecasted needs to be used solely to fill orders placed by the Company.

•
Upon shipment from the vendor, the equipment ships FOB shipping point. Title and ownership transfers to the Company when the goods leave the vendor and control of the inventory and risk of loss resides with the Company while the goods are in transit. During transit, should the need arise, the Company has the sole ability to direct the shipping company with respect to delivery, and can re-route shipments to other customers or locations as necessary.

•	Title transfers from the Company to the franchisee upon delivery at their store locations.

•
Placement is a distinct service, and performance obligation, from the transfer of equipment to the franchisee because the placement service does not customize or modify the equipment, and there is no transformative interdependency between the equipment and the placement service.

In addition to the above, which demonstrates that the Company controls the goods prior to delivering to the franchisees, ASC 606-10-55-39 provides three indicators in determining whether an entity controls a good before it is transferred to a customer. The first indicator is inventory risk, which the Company takes while the goods are in transit, as described above. Additionally, if the franchisee were to return equipment, the Company would refund the customer and the goods become the Company’s inventory to utilize, sell to another franchisee, or work with the vendor to return. The second indicator is discretion to establish prices. The Company establishes the pricing of the equipment to the franchisee and negotiates the prices with the vendor including any vendor rebates. The final indicator is that the Company is the party primarily responsible for fulfilling the promise to provide the specified goods to the customer. The franchisees place their orders with the Company, not with the vendors, and the Company then directs the vendors. In the rare case that issues or questions arise during the transaction, or if items arrive different than ordered, the franchisees contact the Company, who deals with the vendors in order to satisfy the order.
Based upon the above factors, the Company controls the equipment prior to it being transferred to the customer and therefore is the principal in the transaction, qualifying for gross accounting treatment.

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

Additionally, for the sale of fitness equipment to international franchise stores, the Company determined that it is the agent in the transaction, as the Company never takes control or ownership of the inventory, it ships directly from the manufacturer to the franchisee, and the Company earns a commission after the completion of the sale. At no time is the Company in control nor does it have risk of loss. Accordingly, with respect to the sale of fitness equipment to international franchisees the Company recognizes revenue on a net basis.

5.
We note your presentation of disaggregated revenue by reportable segment and by location on page 109.  With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue.  In this regard, we note from pages 78 to 80 that the timing of transfer of goods or services to customers occurs both at points in time and over time.  In particular, tell us if you considered separately disclosing new member and billing fees earned from your franchises and if you considered disclosing corporate-owned store revenue in further detail (i.e., membership fees, enrollment fees, annual fees, retail sales, etc.).

Response to Comment 5:
The Company advises the staff that it has considered the guidance in ASC 606-10-50-5 and 606-10-55-89 through 55-91 in its presentation of the financial statements. The Company’s statement of operations disaggregates revenue by type of good or service, with franchise revenue (which further disaggregates commission income and National Advertising Fund revenue), equipment revenue and corporate-owned store revenue each separately presented. Additionally, the Company’s segments footnote disaggregates by geography. The Company believes the current level of disaggregation utilizing two categories from ASC 606-55-91, combined with the significant disclosures in Footnote 2e, Footnote 10, and Footnote 18 (in each case, as presented in the Company’s Annual Report on Form 10-K for the 2018 fiscal year), provide investors with sufficient information.
The Company has considered the following as it relates to whether further disaggregation between points in time versus over time would be necessary:

•	The Company provides substantial disclosure in Footnote 2e, “Revenue Recognition.”

•
The “Contract Liabilities” section in Footnote 10, Revenue Recognition, provides substantial disclosure pertaining to the amounts and types of revenue that have been deferred as well as the period in which those deferred revenues are expected to be recognized over the subsequent 5 years and thereafter.

Further:

•
In the franchise segment, substantially all revenue is recognized over time based on being tied to the franchise agreement. New member fees are considered a distinct stand-ready obligation to process an indefinite number of online sign-up transactions pursuant to the franchise agreement and over the franchise term. This stand-ready obligation is satisfied over time. We deemed billing fees, which are recognized at a point in time, to be immaterial and they represented less than 1% of franchise revenue in 2018.

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

•
In the corporate-owned store segment substantially all revenue is recognized over time, as described in Footnote 2e in the financial statements presented in the Company’s Annual Report on Form 10-K for the 2018 fiscal year under the heading “Corporate-owned stores revenue.” The Company has disclosed each revenue stream and its associated revenue recognition pattern. In addition, as noted above, we provide disclosures in Footnote 10, Contract Liability section pertaining to the nature, amounts and timing of deferred revenue at the balance sheet date. This includes enrollment fees and annual fees, which based on the disclosures in Footnote 2e, an investor will understand are being recorded over 24 month and 12 month periods respectively. The only revenue stream in this segment that is recognized at a point in time is retail sales revenue which we deemed immaterial and represented less than 2% of total corporate-owned stores revenue.

•	Equipment segment revenue is all recognized at a point in time which is disclosed in Footnote 2e.
Based upon the above considerations, the Company believes it has provided appropriate disaggregation of revenue.

6.
In the section "Board Composition and Director Independence" on page 10 of your Form DEF 14A filed on March 19, 2019, we note your statement that Dr. Spinelli qualifies as an independent director under the rules of the NYSE.  We further note that Dr. Spinelli is one of the LLC Unit holders that is a party to the Tax Receivable Agreement per Exhibit 10.2 incorporated by reference into your Form 10-K .  Given that NYSE rules state that a director is independent to the extent such director has no material relationship with the listed company, please advise how being a party to the Tax Receivable Agreement does not impair Dr. Spinelli’s independence with regards to serving on the audit committee.

Response to Comment 6:
The Company advises the Staff that Dr. Spinelli has no material relationship with the Company implicating his independence and that the Company’s board of directors has consistently reached this conclusion when assessing Dr. Spinelli’s independence. The Company entered into the referenced tax receivable agreement in connection with its initial public offering with each of its equity investors as of immediately prior to the initial public offering, in their capacities as such. Pursuant to the tax receivable agreement, the pre-IPO investors provide no services to the Company and receive no compensation; instead, each such investor received the right, as an equityholder, to certain payments related to the value of tax attributes associated with the pre-IPO equity, akin to a dividend. Because such agreement was entered into with all pre-IPO equityholders, in their capacity as equityholders and on a pro rata basis based on the amount of equity held prior to the IPO, and because the agreement requires no services to be performed by Dr. Spinelli (or otherwise contemplates providing any compensation to Dr. Spinelli), the Company believes that Dr. Spinelli’s right to tax receivable agreement payments does not represent a material relationship with the Company and does not creates any conflict of interest or misalignment of incentives with investors. The Company also notes that, as of the date hereof, Dr. Spinelli has received only

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

approximately $16,000 in the aggregate over the term of the tax receivable agreement, which was entered into in August 2015. The Company’s board of directors, including all of its other independent directors, have consistently reached this conclusion after having considered the relationships that Dr. Spinelli has with the Company and all other facts and circumstances that it deems relevant in determining the independence of directors.

7.
We note a May 9, 2019 news article in which your former CFO was awarded over $5.36 million in a judgement against Planet Fitness.  In this regard, please tell us how you considered the need to accrue or disclose a contingent liability in accordance with ASC 450 20 and the basis for your conclusion.

Response to Comment 7:
The Company supplementally advises the Staff that the jury awarded the plaintiff $5.36 million in this matter on May 3, 2019, which, together with estimated interest, amounts to $6.1 million. The jury award is a joint and several obligation among the Company and four other defendants. Prior to the filing of the Quarterly Report on Form 10-Q on May 8, 2019, the Company evaluated and concluded that the co-obligors are committed and have the financial wherewithal to pay their respective share of the jury award. Accordingly, because the Company is one of five co-obligors, the Company’s obligation for the jury award is approximately $1.2 million, the Company’s pro-rata share of the award with interest. Additionally, the Company is fully indemnified by certain of the other defendants. The Company evaluated and concluded that the indemnification is enforceable and collectible based upon the financial wherewithal to pay of the indemnitors and history of payment under this indemnification obligation and, as such, estimated the indemnification receivable at $1.2 million. Accordingly, there is no net impact to the income statement and the balance sheet impact is insignificant. In addition, the Company evaluated and concluded that disclosure of this matter was not material to investors to include on the Quarterly Report on Form 10-Q filed on May 8, 2019. Based on recent developments in the nature of this matter, the Company included additional disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

Securities and Exchange Commission         August 9, 2019
Division of Corporate Finance

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call Thomas Fraser of Ropes & Gray LLP at (617) 951-7063.
Sincerely,
PLANET FITNESS, INC.

By: /s/ Dorvin Lively
Name: Dorvin Lively
Title: President & Chief Financial Officer

cc:	Justin Vartanian (Planet Fitness, Inc.) Thomas Fraser, Craig Marcus (Ropes & Gray LLP)